Broadway International Development Corporation
                           #703-1112 W. Pender Street
                              Vancouver, BC V6E 2S1
                               Tel: 1-604-697-8899
                               Fax: 1-604-697-8898



July  30,  2003

BY  EDGAR  TRANSMISSION

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549


Re:  Broadway  International  Development  Corporation
     File  No.  0-50334
     Registration Statement on Form 10-SB
     Application for Withdrawal Pursuant to Rule 477 under the Securities
         Act of 1933

Ladies  and  Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Broadway International Development Corporation ("the Company") respectfully requests the consent of the Securities and Exchange Commission to withdraw its registration statement on Form 10-SB (the "Registration Statement").

Such withdrawal will allow the Company to fully and accurately respond to the Commission's preliminary comments to the Registration Statement. The Company believes that the withdrawal of the Registration Statement and filing of a new registration statement that is responsive to the Commission's comments is consistent with the public interest and protection of investors.

Sincerely,

Broadway  International  Development  Corporation

Per:  /s/  Jiaping  Jiang
      ----------------------------------
     Jiaping  Jiang
     President